November 23, 2004

Via Edgar and Federal Express
Mr. Jeffrey Reidler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:  National Interstate Corporation
     Amendment No. 2 to Registration Statement on Form S-1
     File Number 333-119270

Dear Mr. Reidler:

     As discussed earlier, the Company has filed with the Securities and Exchange Commission (the "SEC" or "Commission") Amendment No. 2 to the Registration Statement on Form S-1 (the "Form S-1" or the "Prospectus") and a copy of the Form S-1 marked to show changes from the draft filed with the SEC on November 12, 2004.

     The primary purpose of this amendment was to update the financial statements to include quarterly financial information from the period ended September 30, 2004. To facilitate your review, we are sending to you, as a courtesy, five clean and five marked copies of the Form S-1 today by Federal Express.

     If you have any questions regarding this filing, please contact the undersigned at (330) 659-8900.

Very truly yours,


/s/ Michael A. Schroeder


Michael A. Schroeder


Enclosures

cc:  April V. Boise
     Jonathan L. Freedman